Exhibit 99.1

Neptune Appoints Russell Jay as Vice President of U.S. Sales

Former Unilever and Henkel sales executive brings robust experience in consumer packaged goods across grocery, natural, mass, drug, value, club & e-commerce channels

LAVAL, QC, May 5, 2020 /CNW Telbec/ - Neptune Wellness Solutions Inc. ("Neptune" or the "Company") (NASDAQ: NEPT) (TSX: NEPT), a leader in natural health products, is pleased to announce today the appointment of Russell Jay as Vice President of U.S. Sales.

With a 25 year proven track record of driving revenue and profitable growth in the home and personal care industries, Mr. Jay brings robust sales experience in consumer packaged goods (CPG) across grocery, natural, mass, drug, value, club and e-commerce channels.  At Neptune, he will be responsible for driving B2B and B2C U.S. sales of Neptune's CPG brands in key health and wellness markets, including hemp-derived products, nutraceuticals, personal care and home care.

Mr. Jay joins Neptune from Liviva Foods, a plant-based food company, where he served as Chief Customer Officer for its west coast operations, and successfully created and executed new sales strategies to grow product distribution across all retail channels.

Prior to Liviva Foods, Mr. Jay served as Vice President of Sales Strategy at Henkel Consumer Goods, where he led sales strategy and planning for Henkel's laundry, home care and beauty brands, as well as Henkel's hand sanitizer product line under the Dial brand.  At Henkel, Mr. Jay facilitated inside sales strategy, trade marketing, category management and sales operations, contributing to the company's highest revenue growth in the past ten years.  Earlier in his career, Mr. Jay spent more than a decade at Unilever as Customer Marketing Manager for the club channel and Target business, with oversight of the development of a cohesive customer-specific marketing approach to deliver growth and gain share leadership.  Mr. Jay has also held sales leadership positions at Kroger, Costco and Purex Brands.

"Russ is a proven sales executive with a successful career in driving impressive revenue and profit gains and reaching aggressive business objectives," said Michael Cammarata, Chief Executive Officer of Neptune Wellness Solutions.  "His experience in personal and home care is particularly relevant as we ramp up our focus on growing these product categories to meet strong customer and consumer demand for natural, plant-based products that support health and wellness. With Russ joining our team, we have further strengthened our excellent sales team and are well positioned to grow and scale distribution of our health and wellness CPG product portfolio."

"I am delighted to join the Neptune team at this pivotal time in the company's growth trajectory to help further drive increased sales productivity and spur revenue growth," said Jay.  "Our sales organization is comprised of CPG and retail leaders with extensive industry knowledge and key relationships to build Neptune's CPG brands. I look forward to contributing to the team's success."

Mr. Jay holds a BS in International Marketing from California State University – Chico, CA.

About Neptune Wellness Solutions Inc.
Neptune Wellness Solutions specializes in the extraction, purification and formulation of health and wellness products. The Company has in excess of 100 customers across several verticals including legal cannabis and hemp, nutraceutical and consumer packaged goods. Neptune's wholly owned subsidiary, 9354-7537 Québec Inc., is licensed by Health Canada to process cannabis at its 50,000-square-foot facility located in Sherbrooke, Quebec. The Company also has a 24,000 square-foot facility located in North Carolina to process hemp biomass into extracts. Neptune brings decades of experience in the natural products sector to the legal cannabis and hemp industries. Leveraging its scientific and technological expertise, the Company sees applications for hemp-derived extracts in the U.S. beyond existing markets and product forms and into personal care and home care markets through its Forest Remedies™ brand and white label offerings. Neptune's sustainably harvested Ocean RemediesTM krill oil offers consumers a unique source of EPA and DHA omega-3 fatty acids, phospholipids and natural antioxidants. Neptune's activities also include the development and commercialization of turnkey nutrition solutions and patented ingredients such as MaxSimil®, and a variety of marine and seed oils. Its head office is located in Laval, Quebec.

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SOURCE Neptune Wellness Solutions Inc.

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%CIK: 0001401395

For further information: Investor Information: ICR, Scott Van Winkle, 617-956-6736, scott.vanwinkle@icrinc.com; Media Requests: ICR, Cory Ziskind, 646-277-1232, cory.ziskind@icrinc.com

CO: Neptune Wellness Solutions Inc.

CNW 07:00e 05-MAY-20